Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Exceeds FY24 Guidance with US$142M Q4 Revenue

Melbourne (Australia) and Indianapolis, IN (U.S.A.) – 13 January 2025. Telix Pharmaceuticals Limited (ASX: TLX, Nasdaq: TLX, Telix, the Company) today provides an update on its commercial and operational performance for the quarter ended 31 December 2024 (Q4 2024).

Sustained revenue growth
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Q4 2024 unaudited revenue of approximately US$142 million (AU$218 million)1, represents an increase of 46% over the prior year corresponding quarter (Q4 2023: US$97 million or AU$148 million) and a quarter-over-quarter increase of 5% (Q3 2024: US$135 million or AU$201 million).
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Telix’s revenue is currently generated predominantly from sales of Illuccix®, its diagnostic radiopharmaceutical for prostate cancer PET2 imaging.

Full year guidance exceeded
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Total FY2024 unaudited revenue is approximately US$517 million (AU$783 million) exceeding previously stated guidance of US$490 million to US$510 million (AU$745 million to AU$776 million), representing a 55% increase over FY2023.
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FY2024 investment into research and development (R&D) remains in line with guidance, funded by earnings generated from product sales.
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The Company intends to provide FY2025 guidance when it reports audited FY2024 annual results on 20 February 2025.

Q4 2024 business update
Dr. Christian Behrenbruch, Managing Director and Group Chief Executive Officer, Telix, said, “This has been another great quarter of commercial performance. Strong sales of Illuccix have led Telix to close out the year with revenue above guidance, while significantly progressing our strategic priorities. Boosting our balance sheet and the Nasdaq listing were major corporate milestones. The acquisition of FAP-targeting assets is a major addition to our superb product pipeline. We are well-positioned for significant expansion, including planned launches of multiple imaging products in key markets and advancing late-stage therapeutic assets into pivotal trials. 2025 is shaping up to be transformative year for Telix.”

Therapeutics Business
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Prostate cancer therapy candidate, TLX591 (177Lu-rosapatamab): During Q4 2024 Telix progressed ProstACT GLOBAL, the registrational clinical trial for Telix’s lead clinical therapeutic asset with first interim read out expected in H1 2025.

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Kidney cancer therapy candidate, TLX250 (177Lu-girentuximab): The Company was granted a pre-investigational new drug (pre-IND) meeting with the U.S. Food and Drug Administration (FDA) in Q4 2024, to discuss a proposed Telix-sponsored pivotal trial of TLX250.

1 Total revenue for Q4 2024 and year-to-date (FY2024) is provided on an unaudited basis. Conversion to AU$ is at an average exchange rate realized during Q4 2024 of AU$1 = US$0.651

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Glioblastoma therapy candidate, TLX101 (131I-iodofalan, or 131I-IPA): During Q4 2024, the Company held a pre-IND meeting with the FDA to discuss the design of a pivotal trial for TLX101. Based on positive feedback from the meeting, Telix will move forward with an IND submission in H1 2025.

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Fibroblast Activation Protein (FAP) targeting therapy candidate, TLX400: Telix entered into asset purchase and exclusive worldwide in-license agreements for a suite of clinically validated assets targeting FAP. FAP is one of the most promising pan-cancer targets, with an initial focus on bladder cancer rounding out Telix’s leading urology theranostics franchise.

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Proprietary engineered antibody platform and pipeline: Today, Telix announced it has entered into a transaction with ImaginAb Inc. to acquire a groundbreaking platform technology and drug discovery capability, along with a pipeline of next-generation biologic-based therapeutic candidates with significant potential to deliver future innovation in radiopharmaceuticals3.

Precision Medicine Business
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Kidney cancer imaging, TLX250-CDx (Zircaix®4, 89Zr-girentuximab): Telix submitted a Biologics License Application (BLA) for its renal cancer imaging candidate on 27 December 2024 and continues to target a U.S. commercial launch in H2 20255.

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Brain cancer imaging, TLX101-CDx, (Pixclara®4, 18F-floretyrosine or 18F-FET): The FDA formally accepted Telix’s New Drug Application (NDA), granted a Priority Review and provided a PDUFA6 goal date of 26 April 2025.

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Illuccix® global regulatory submissions: The German Federal Institute for Drugs and Medical Devices (Bundesinstitut für Arzneimittel und Medizinprodukte, or BfArM) is expected to provide its decision on the Company’s EU marketing authorization application on 15 January 2025. In the United Kingdom (UK), the Company has responded to all queries with no substantive issues raised. The UK regulator (the Medicines and Healthcare Products Regulatory Agency - MHRA) is experiencing significant administrative delays but an approval decision is expected this month. The Brazilian Health Regulatory Agency (ANVISA) is expected to provide a decision imminently after protracted administrative delays also unrelated to Telix’s marketing authorization application.

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MedTech partnership with Subtle Medical: Telix has concluded a partnership with California-based Subtle Medical, Inc. for artificial intelligence (AI)-powered PET imaging with Illuccix7. This technology enhances scanning workflow, increasing scanner throughput and capacity.

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Scintimun®: Today, Telix announced that it has entered into an agreement with Curium Pharma for the transfer of marketing and distribution rights for Scintimun® (99mTc-besilesomab, also known as TLX66-CDx)8. Scintimun is approved in 33 countries to image infection (osteomyelitis), with significant clinical indication expansion and theranostic potential.

2 Positron emission tomography.
3 Telix ASX disclosure 13 January 2025.
4 Brand name subject to final regulatory approval.
5 The 27 December 2024 BLA submission to the FDA is intended to remediate a filing issue with the initial BLA submission from June 2024. See Telix ASX disclosures 31 July 2024 and 30 December 2024.
6 Prescription Drug User Fee Act.
7 Telix media release 30 October 2024.

Telix Manufacturing Solutions (TMS)
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RLS (USA) Inc acquisition: During Q4 2024, Telix progressed integration planning and expects to close the transaction in the first quarter of 20259.

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Brussels South production facility buildout: Telix completed the installation of two new cyclotrons at its facility in Brussels South, Belgium, facilitating the production of radioisotopes and patient doses on-site from 202510. Formal Good Manufacturing Practice (GMP) accreditation for the facility is expected imminently.

Corporate milestones
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On 14 November 2024, Telix American Depository Shares (ADSs) commenced trading on the Nasdaq Global Select Market (Nasdaq) under the symbol ‘TLX’11. Telix continues to maintain its primary listing on the Australian Securities Exchange (ASX).

About Telix Pharmaceuticals Limited
Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Europe (Belgium and Switzerland), Canada, and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (Nasdaq: TLX).

Telix’s lead imaging product, gallium-68 (68Ga) gozetotide injection (also known as 68Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved by the FDA12, the Australian Therapeutic Goods Administration (TGA)13, and Health Canada14. No other Telix product has received a marketing authorization in any jurisdiction.

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and SEC filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on X and LinkedIn.

Telix Investor Relations
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

This announcement has been authorised for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.
Legal Notices
You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our registration statement on Form 20-F filed with the SEC, or on our website.

8 Telix media release 13 January 2025.
9 Telix ASX disclosure 23 September 2024.
10 Telix media release 19 December 2024.
11 Telix ASX disclosure 14 November 2024.
12 Telix ASX disclosure 20 December 2021.
13 Telix ASX disclosure 2 November 2021.

The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.
This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialisation of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated benefits of Telix’s acquisitions; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.
©2025 Telix Pharmaceuticals Limited. The Telix Pharmaceuticals®, Illuccix®, Gozellix®4, Pixclara®4, Scintimun® and Zircaix®4 names and logos are trademarks of Telix Pharmaceuticals Limited and its affiliates – all rights reserved.

14 Telix ASX disclosure 14 October 2022.